

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2014

<u>Via E-mail</u>
Mr. Philip G. Franklin
Senior Vice President and Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

      RE: **Littelfuse, Inc.**
                   Form 10-K for Fiscal Year Ended December 28, 2013
                   Filed February 25, 2014
                   File No. 000-20388

Dear Mr. Franklin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 41

1. We note in the first paragraph of the report that the audits also included the financial statement schedule listed in the Index at Item 15(a). Please amend the filing to include a report from your independent registered public accounting firm that also opines on your financial statement schedule.

Note 6. Investment in Unconsolidated Affiliate, page 60

2. Please discuss your accounting with respect to the correction of the error in your income tax expense of $6.1 million. Explain why you recorded a portion of the correction related to 2012 in the fourth quarter of 2013. Provide us with your materiality analysis.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 30, 2013

3. Please tell us why you did not also file amendments to your June 29, and September 28, 2013 Forms 10-Q to correct for the error.

Form 8-K dated May 31, 2013 and filed June 5, 2013

4. With respect to your May 31, 2013 acquisition of Hamlin, we note that under Item 9.01 you state that the financial statements and pro forma information required by Item 9.01 of Form 8-K will be filed by amendment no later than August 16, 2013. As we note that no amendment was filed, please tell us why. If you believe that you are not required to provide the Item 9.01 information, please tell us why and include any related calculations of the significance of the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant